SCHEDULE 14A INFORMATION

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Sun International Hotels Limited

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SUN INTERNATIONAL HOTELS LIMITED
Coral Towers
Paradise Island, The Bahamas

NOTICE OF ANNUAL GENERAL MEETING OF HOLDERS OF ORDINARY SHARES

To Be Held on September 24, 2001

To the Holders of Ordinary Shares of
SUN INTERNATIONAL HOTELS LIMITED:

Notice is hereby given that the Annual General Meeting of holders of Ordinary Shares of Sun International Hotels Limited (the ''Company'') will be held at 10:00am, local time, on Monday, September 24, 2001, in the New Providence Room, Coral Towers, Paradise Island, The Bahamas for the purposes of (1) amending the Company's Articles of Association, (2) electing Directors of the Company and (2) ratifying the reappointment of Arthur Andersen LLP, independent certified public accountants, as the Company's auditors for 2001.

Under Bahamian Law and the Company's Article of Association, if a quorum is present, the favourable vote of a simple majority of the votes cast by holders of Ordinary Shares in person or by proxy will be required in order to approve any proposal properly before the annual general meeting.

Only holders of record of Ordinary Shares at the close of business on August 20, 2001, are entitled to notice of, and vote at, the annual general meeting or any adjournment thereof.

In order to assure your interests will be represented, whether or not you plan to attend the annual general meeting in person, please complete, date and sign the enclosed form of proxy and return it promptly in the enclosed envelope.

By Order of the Board of Directors,

Charles D. Adamo
Executive Vice President—Corporate
Development & General Counsel

Paradise Island, The Bahamas
August 20, 2001

Under applicable Bahamian law and the Company's Articles of Association, business to be considered at the annual general meeting is confined to that business described in the notice of meeting to which this proxy statement is attached. Thus, the matters to come before the meeting shall be strictly limited to those matters described in the notice. Holders of Ordinary Shares are entitled to attend and vote at the annual general meeting by proxy. All proxies presented at the annual general meeting shall, unless contrary written instructions are noted on the form of proxy, also entitle the persons named in such proxy to vote such proxies in their discretion on any proposal to adjourn the meeting or otherwise concerning the conduct of the meeting.

Holders of Ordinary Shares have the right to revoke their proxies by notification to the Company in writing at any time prior to the time the Ordinary Shares represented thereby are actually voted. Proxies may be revoked by written notice of revocation filed at the registered office of the Company before the meeting. Any written notice revoking a proxy should be sent to Sun International Hotels Limited, c/o Harry B. Sands & Company, P.O. Box N—624, 50 Shirley Street, Nassau, The Bahamas.

Under applicable Bahamian law and the Company's Articles of Association, if a quorum is present, the favourable vote of a simple majority of the votes cast by holders of Ordinary Shares, voting in person or by proxy, at the annual general meeting will be required in order to approve the proposals set forth in this Proxy Statement. A quorum is constituted when a majority of outstanding Ordinary Shares is present, in person or by proxy. Holders of Ordinary Shares constituting over 50% of the outstanding Ordinary Shares have agreed to vote in favour of the proposals set forth in this Proxy Statement. Accordingly, these proposals will be adopted without the action of any other holder of Ordinary Shares.

PROPOSAL 1—AMENDMENT TO ARTICLES OF ASSOCIATION

The resolutions below that provide for the amendment to the Articles of Association of the Company have been approved by the Board of Directors and are being submitted to the holders of Ordinary Shares for adoption:

"RESOLVED THAT each of Article 16 and Article 52 of the Company's Articles of Association be amended to read in its entirety as follows:

"16. The Board shall have the power to amend the Company's Articles of Association by a vote of a majority of the directors present at a meeting or by a written consent signed by a majority of directors then in office."

"52.   (1) The Directors of the Company elected in office at the Company's annual general meeting to be held on September 24, 2001, or any adjournment thereof, shall hold office until the date of the annual general meeting to be held in 2004. At the annual general meeting to be held in 2004, and at each subsequent annual general meeting, directors shall be elected by resolution of the holders of Ordinary Shares in accordance with these articles (including the provisions as to nomination contained in Article 49). Subject to early resignation or removal as provided in these Articles or the International Business Companies Act, any director so appointed shall hold office until the date of the next annual general meeting of the Company, or if later, the date his successor is duly elected and qualified."

(2) If any Director resigns or is removed prior to the expiration of his term on the applicable annual general meeting date, his successor shall be appointed by a majority vote of the directors remaining at such time."

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE
"FOR" THE ADOPTION OF THE AMENDMENTS TO THE COMPANY'S ARTICLES OF
ASSOCIATION SET FORTH ABOVE.

PROPOSAL 2—ELECTION OF DIRECTORS

In accordance with the Company's Articles of Association the maximum number of directors of the Company is fixed at five, and such directors shall be nominated by the Board of Directors and elected by the holders of Ordinary Shares. In accordance with the amendment of the Company's Articles of Association set forth in Proposal 1 above, directors elected to the Board shall hold office until the date of the annual general meeting to be held in 2004.

The Board of Directors proposes the election of the nominees listed below. Each such nominee currently serves as a director.

> Solomon Kerzner
> Peter N. Buckley
> Howard S. Marks
> Eric B. Siegel
> Heinrich von Rantzau

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE
"FOR" THE ELECTION OF THE NOMINEES LISTED ABOVE.**

PROPOSAL 3—APPROVAL OF INDEPENDENT AUDITOR

Arthur Andersen LLP acted as the Company's independent auditor in 2000. Representatives of Arthur Andersen are expected to be present at the annual general meeting, and will have the opportunity to make a statement and respond to appropriate questions raised at the meeting.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A
VOTE "FOR" THE RATIFICATION OF ARTHUR ANDERSEN LLP
AS INDEPENDENT AUDITOR.**

SHAREHOLDING INFORMATION

The following table contains information concerning those persons known to the Company, based upon public filings, to control more than five percent of the outstanding Ordinary Shares of the Company.

	Number of Shares	Percent of Shares
Caledonia Investments plc	8,673,948(1)	32.2%
Baron Capital Group, Inc.	5,131,485	19.1%
World Leisure Group Limited	7,361,448(2)	27.4%
Cement Merchants SA	1,686,984	6.3%
Kersaf Investments Limited	5,733,309(3)	21.3%
Directors and officers as a group (excluding shares deemed owned by WLG and S. Kerzner)		less than 1%

(1) Includes 2,865,654 shares owned by Kersaf Investments Limited with respect to which it has granted Caledonia Investments plc the right to vote by proxy.

(2) Includes 2,865,653 shares owned by Kersaf Investments Limited with respect to which it has granted World Leisure Group Limited the right to vote by proxy.

(3) Kersaf Investments Limited has no right to vote these shares.

World Leisure Group Limited is owned by a trust for the family of Mr. Solomon Kerzner, Chairman of the Board of Directors and Chief Executive Officer of the Company. Peter N. Buckley, a director of the Company, is Chairman and Chief Executive officer of Caledonia Investments plc. Heinrich von Rantzau, a director of the Company, is a principal of Cement Merchants SA.

DIRECTORS AND OFFICERS

The current directors of the Company are:

Name	Country	Director Since
Solomon Kerzner	South Africa	1993
Peter N. Buckley	United Kingdom	1994
Howard S. Marks	United States	1994
Eric B. Siegel	United States	1994
Heinrich von Rantzau	Germany	2001

Pursuant to the Company's Articles of Association, the maximum number of directors of the Company is fixed at five, and the Board of Directors determines the slate of nominees to be presented to the holders of Ordinary Shares for election at the Company's annual general meetings. The Board of Directors may, at its discretion, provide for holders of Ordinary Shares to propose candidates for nomination to the Board of directors in accordance with such procedures and terms as the Board of Directors shall in its discretion determine, subject to such procedures being in accordance with applicable laws, rules and regulations, including those of any stock exchange or quotation system on which the Company's shares are listed. The Company has agreed that, as long as certain ownership thresholds are maintained, each of World Leisure Group Limited, Caledonia Investments plc and

Cement Merchants SA shall have the right to include a designee on the slate of nominees presented to the holders of Ordinary Shares for election as directors at the Company's annual general meetings.

The current executives of the Company are:

Name	Age	Executive Officer Since
Solomon Kerzner . . . . Chairman and Chief Executive Officer	65	1993
Howard B. Kerzner . . . . President	37	1995
Charles D. Adamo . . . . Executive Vice President—Corporate Development & General Counsel	40	1995
John R. Allison . . . . Executive Vice President—Chief Financial Officer	55	1994

The backgrounds of each of the directors and the executive officers of the Company are described below:

Solomon Kerzner, Chairman and Chief Executive Officer: Mr. Kerzner has been our Chairman and Chief Executive Officer since October 1993 and from October 1993 to June 1996 he served as our President. Mr. Kerzner is the Chairman of World Leisure Group Limited, a British Virgin Islands corporation, which owns approximately 17% of the Company's Ordinary Shares and has the right to vote an additional 10% of the Company's Ordinary Shares. Mr. Kerzner is one of the visionary leaders of the resort and gaming industries. Prior to founding Sun International, Mr. Kerzner pioneered the concept of an entertainment and gaming destination resort designed and managed to appeal to multiple market segments by developing Sun City, located near Johannesburg, South Africa. Mr. Kerzner has been responsible for the development of 21 hotels and founded both of southern Africa's largest hotel groups, Southern Sun Hotels and Sun International South Africa. The Company does not have any interest in any of the southern African properties developed by Mr. Kerzner. Mr. Kerzner is the father of Mr. Howard B. Kerzner.

Howard B. Kerzner, President: Mr. Kerzner joined Sun International in May 1995 as Executive Vice President—Corporate Development and has been President since June 1996. Prior to that time, he was Director—Corporate Development of Sun International Investments Limited ("SIIL") from September 1992. Previously, Mr. Kerzner was an Associate of Lazard Frères & Co. LLC from September 1991. Prior to that Mr. Kerzner worked for the First Boston Corporation. Mr. Kerzner is the son of Mr. Solomon Kerzner.

Charles D. Adamo, Executive Vice President—Corporate Development & General Counsel: Mr. Adamo joined Sun International in May 1995 as General Counsel and has been responsible for corporate development since January 1997. Prior to that time, he was Group Legal Advisor of SIIL from September 1994. Previously, Mr. Adamo was engaged in the practice of law at the firm of Cravath, Swaine & Moore in New York from 1986. Mr. Adamo is admitted to the bar in the State of New York.

John R. Allison, Executive Vice President—Chief Financial Officer: Mr. Allison joined Sun International in May 1995 as Chief Financial Officer. Mr. Allison joined SIIL in March 1994 as Group Financial Director. From December 1987 until February 1994, Mr. Allison was Financial Director of Sun International Inc., a resort and management holding company with interests in approximately 27 hotels in southern Africa. Prior to that time, he was the Group Financial Director of Kimberly-Clark

(South Africa) Limited for four years. He is a fellow of the Institute of Chartered Accountants in England and Wales and a member of the South African Institute of Chartered Accountants.

Peter N. Buckley, Director: Mr. Buckley has been a Director since April 1994. Mr. Buckley is Chairman and Chief Executive Officer of Caledonia, which owns approximately 22% of the Company's Ordinary Shares and has the right to vote an additional 10% of the Company's Ordinary Shares. In 1994 he was appointed Chairman of Caledonia having been Deputy Chairman and Chief Executive since 1987. He is also Chairman of English & Scottish Investors PLC and Bristow Helicopter Group Limited. He is a non-executive Director of Close Brothers Group plc, Offshore Logistics, Inc. (a NASDAQ listed company) and The Telegraph PLC.

Howard S. Marks, Director: Mr. Marks has been a Director since April 1994. Mr. Marks is Chairman of Oaktree Capital Management, LLC, which manages funds in excess of $20 billion for institutional investors. Previously, Mr. Marks was employed by The TCW Group, Inc. where he became Chief Investment Officer for Domestic Fixed Income and President of its largest affiliate, TCW Asset Management Company.

Eric B. Siegel, Director: Mr. Siegel has been a Director since April 1994. Mr. Siegel is a retired limited partner of Apollo Advisors, L.P. Mr. Siegel is also a Director and member of the executive committee of El Paso Electric Company, a publicly traded utility company.

Heinrich von Rantzau, Director: Mr. von Rantzau has been a director since July 2001. Mr. von Rantzau is a principal of Cement Merchants SA and an executive of Deutsche Afrika—Linien GmbH and John T. Euberger GmbH. Mr. von Rantzau is also a member of the Economic Advisory Board of Germanischer Lloyd and a Director of UK P&I Club.

OTHER MATTERS

Proxies are being solicited by and on behalf of the Board of Directors. The cost of soliciting proxies will be borne by the Company.

The Company is incorporated in the Commonwealth of The Bahamas and is a "foreign private issuer" within the meaning of the rules of the US Securities and Exchange Commission and is exempt from the Commission's rules relating to proxy solicitation. In addition, directors, officers and ten percent shareholders of the Company are exempt from the reporting and short-swing liability provisions of Section 16 of the Securities Exchange Act of 1934. The Company files annual and periodic reports with the Commission on forms applicable to foreign private issuers.

By Order of the Board of Directors,

Charles D. Adamo
Executive Vice President—Corporate
Development & General Counsel